March 20, 2014
Ms. Linda Cvrkel
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	The Walt Disney Company Form 10-K for the fiscal year ended September 28, 2013 Filed November 20, 2013 File No. 1-11605
Dear Ms. Cvrkel:
This letter responds to comments contained in your letter dated February 20, 2014 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2013. For convenience, we have repeated the comments from your letter in bold print. In our response the terms “Company”, “our” and “we” are used interchangeably to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

1.	Form 10-K for Fiscal Year Ended September 28, 2013
Liquidity and Capital Resources, page 39
Please revise to disclose an estimate of your expected capital expenditures for fiscal 2014.

Company Response
Capital expenditures are not normally expected to have a material impact on the Company’s liquidity position in light of the following:

•	the Company normally generates sufficient cash flow from operations to fund its capital expenditures by a wide margin;

•	the Company has access to debt and equity capital markets and substantial borrowing capacity;

•	a significant portion of the Company’s capital expenditures are discretionary; and

•	a significant portion of the Company’s reported capital expenditures may be funded by partners of our less than wholly owned consolidated international theme park operations.
However, in light of the Staff’s comment, in future filings we will provide additional disclosure to identify significant changes in anticipated capital expenditures on a year-over-year basis. For instance, in our next quarterly filing we will disclose that the Company currently expects its fiscal 2014 capital expenditures will be approximately $1.0 billion higher than fiscal 2013 capital expenditures of $2.8 billion, primarily due to increased investment in Shanghai Disney Resort. While we fully consolidate capital expenditures for Shanghai Disney Resort, our net contribution is only 43% of the total capital expenditures. Therefore, net of partner contributions, our capital spending will increase approximately $0.6 billion.

2.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 1. Description of Business and Segment Information, page 62
We note from the disclosures that have been provided in Note 1 that the Company’s revenues include revenues from both the provision of services and the sale of products. To the extent that your revenues from the sale of products exceeds ten percent of your total revenues during the periods presented in your financial statements, please revise your consolidated statements of operations to provide separate disclosure of the revenues and related costs associated with revenues derived from sales of products and services. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X

Company Response
The Company is a diversified media and entertainment company, and our revenues are principally generated from the exploitation of our intellectual properties through a variety of businesses including:

•	providing entertainment experiences at our parks, resorts and cruise lines;

•
distributing our filmed entertainment content (e.g. Pixar, Marvel, Disney Feature Animation) in theaters, on DVD/Blu-Ray, digitally (e.g. iTunes) and through sales to third party television service providers;

•
distributing our television content through our broadcast network (ABC), our cable networks (e.g. ESPN, The Disney Channel), on DVD/Blu-Ray, digitally and through sales to third party television service providers;

•	distributing our interactive games through the sale of CDs and through mobile and online media;

•	licensing our intellectual property to third parties who sell consumer products containing our intellectual property; and

•	direct sales of merchandise containing our intellectual property in retail stores and online.
The distribution of our content and provision of entertainment experiences will at times require the use of physical media and/or include the sale of a tangible product, but in most cases this is incidental to and/or an integral part of the delivery of the intellectual property or entertainment experience.
For instance, when a customer buys a DVD or video game, the physical disc is simply a means of delivering the digital content contained on the disc. In fact, DVD sales generally include a code that allows the customer to download a digital file of the movie.
As another example, we sell food and beverages to guests at our theme parks. While food and beverages are physical goods, they represent a part of an integrated park experience.
Our principal revenue stream that is not incidental to and/or an integral part of the delivery of intellectual property or an entertainment experience is the sale of merchandise at our retail stores and online business, which represents approximately 3% of consolidated fiscal year 2013 revenues.
We report the following information in our financial statement filings to give users insight into the impact of these different sales channels on our businesses:

•
Revenue generated from the sale of merchandise, food and beverage at Parks and Resorts is disclosed in Note 1 to the financial statements (Form 10-K, page 65). Cost of goods sold for our Parks and Resorts segment is disclosed in Management’s Discussion and Analysis (MD&A) and principally relates to merchandise, food and beverage sales (Form 10-K, page 31).

•	Revenue generated from home entertainment sales at our Studio segment is disclosed in the MD&A (Form 10-K, page 34) and principally relates to DVD/Blu-Ray sales.

•
Revenues generated from the sale of merchandise at our retail stores and online at our Consumer Products segment is disclosed in the MD&A (Form 10-K, page 31). Cost of goods sold for our Consumer Products segment is disclosed in the MD&A (Form 10-K, page 32) and principally relates to retail store and online merchandise sales.

We do not believe that our investors would benefit from an aggregation of these disparate sales activities. Consequently, we believe our current consolidated income statement presentation of revenues and related costs from tangible goods—i.e. as part of the integrated delivery of intellectual property and entertainment experiences—best reflects the economic substance of our business.

3.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 2. Summary of Significant Accounting Policies, page 66
Principles of Consolidation, page 66
We note your disclosure that although the Company has less than a 50% direct ownership interest in Disneyland Paris, HKDL and Shanghai Disney Resort (collectively the “International Theme Parks”), they are VIEs, and given the nature of the Company’s relationships with these entities, which include management agreements, the Company has consolidated the International Theme Parks. Please revise to include the disclosures requested by ASC 810-10-50-12 which include more disclosure about your methodology for determining whether you are a primary beneficiary for VIEs. Also, please tell us and explain in further detail in Note 2 why you believe it is appropriate to consolidate your investments in each of these entities.

Company Response
In future filings, we will provide additional disclosure regarding the methodology for determining that we are the primary beneficiary as defined by ASC 810-10-25-38 (the “PB”) of the International Theme Parks as described below.
As background, day-to-day management of the International Theme Parks is conducted by management companies, which have the right to receive management fees from the International Theme Parks. These management companies are either wholly owned or (in the case of Shanghai Disney Resort) majority owned by the Company. While our joint venture partners in Hong Kong Disneyland and Shanghai Disney Resort have certain protective rights, the management companies for all of the International Theme Parks have the authority to develop business strategies and make key day-to-day operating decisions related to personnel, pricing, supervision of construction and development of attractions, marketing and sales, advertising, and establishment of policies and procedures. In addition, the Company has licensing agreements under which we license our intellectual properties (e.g. characters) to the International Theme Parks for a royalty fee based on revenue. These intellectual properties are critical to the success of the International Theme Parks, and the license agreements do not permit the use of the intellectual properties without the Company’s approval.
We concluded that the International Theme Parks are VIEs because the equity holders as a group do not have the ability to direct day-to-day operating activities nor develop the business strategies that most significantly impact the entity’s economic performance (because these activities are directed by the management companies), and the equity holders do not have the right to remove the management companies except under highly limited circumstances involving a material breach by the management companies of their management duties.
We performed an assessment under ASC 810-10-25-38 to determine if the Company was the PB of the International Theme Parks. ASC 810-10-25-38 provides that an enterprise shall be deemed the PB and should consolidate a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses (as defined by ASC 810-10-25-38) or receive benefits from the VIE that could potentially be significant to the VIE. As discussed in the previous paragraph, we believe that the day-to-day operating decisions and business strategy activities overseen by the management companies most significantly impact the economic performance of the International Theme Parks. In addition, the management companies receive management fees that are variable based on performance of the International Theme Parks, and we believe that these fees are significant to the International Theme Parks. Thus, we concluded that the management companies are the PBs of the International Theme Parks and, therefore, should consolidate the International Theme Parks. Since the management companies are subsidiaries of the Company, we consolidate the management companies and thereby consolidate the International Theme Parks.
In future filings we will enhance our disclosure related to consolidation of the International Theme Parks as follows (revised disclosure is underlined):
The Company enters into relationships or investments with other entities in which it does not have majority ownership. In certain instances, the entity in which the Company has a relationship or investment may be a variable interest entity (VIE). A VIE is consolidated in the financial statements if the Company has the power to direct the activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses (as defined by ASC 810-10-25-38) or the right to receive benefits from the VIE that could potentially be significant to the VIE. Disneyland Paris, HKDL and Shanghai Disney Resort (collectively the “International Theme Parks”) are VIEs. Company subsidiaries (the Management Companies) have management arrangements with the International Theme Parks, which provide the Management Companies, subject to certain protective rights of joint venture partners, with the ability to direct the day-to-day operating activities and the development of business strategies that we believe most significantly impact the economic performance of the International Theme Parks. In addition, the Management Companies receive management fees under these arrangements that we believe could be significant to the International Theme Parks. Therefore, although the Company has less than a 50% direct ownership interest in the International Theme Parks, the Company has consolidated the International Theme Parks in its financial statements.

4.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 3. Acquisitions, page 71
We note from your disclosure in Note 3 that the carrying amount of your goodwill was impacted by “other, net” changes in the amounts of $75 million and $155 million during the years ended September 29, 2012 and September 28, 2013. Please tell us and revise Note 3 to explain in further detail the nature and amounts of the items comprising these other adjustments to your goodwill. Refer to the disclosure requirements outlined in ASC 350-20-50-1.

Company Response
The “other, net” changes in goodwill of $75 million and $155 million during the years ended September 29, 2012 and September 28, 2013 primarily relate to foreign currency translation adjustments (CTA) of $70 million and $154 million, respectively. The remaining change in “other, net” is made up of immaterial amounts, and there are no significant offsets. Our practice has been to separately identify changes resulting from acquisitions, divestitures and impairments. Since the referenced CTA adjustments represented less than 1% of both goodwill and total assets, we considered them to be immaterial. In future filings we will include disclosure of the nature of any material amounts included in “other, net”.

5.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 9. Income Taxes, page 86
We note from your reconciliation of your effective tax rate to the federal tax rate that earnings in jurisdictions taxed at different rates from the statutory US federal rate resulted in a 1.9% decrease in the federal income tax rate. In light of the fact that it appears that earnings from foreign jurisdictions were lower in fiscal 2013 than in fiscal 2012, please explain to us why these earnings had a greater effect on the tax rate in 2013 than 2012 or 2011. In this regard, the effective tax rate in fiscal 2012 and fiscal 2011 was reduced by .5% and .2%, respectively, due to these earnings from foreign jurisdictions. Please advise.

Company Response
The 1.9% decrease in the federal income tax rate related to earnings in jurisdictions taxed at different rates from the statutory US federal rate had two components—a portion related to fiscal year 2013 earnings and a portion related to earnings in years prior to fiscal year 2013. The portion related to fiscal 2013 earnings was 0.7%. The portion related to prior years reflected a change in management’s assertion on the amount of historical earnings that will be indefinitely reinvested outside the US (this is discussed in more detail in our response to Comment 9). As required by ASC 740-30-25-19, the benefit related to the change in this assertion was recorded when management determined that some of the undistributed earnings of foreign subsidiaries would be indefinitely reinvested. Consequently, there is no direct correlation between the 2013 income from foreign jurisdictions disclosed in the first table of Note 9 and the 2013 effective tax rate impact of earnings in jurisdictions taxed at different rates from the statutory US federal rate.

6.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 14. Commitments and Contingencies
Legal Matters, page 96
We note your disclosure that in regards to the Beef Products litigation, you disclose that management does not believe that the Company has incurred a probable, material loss. Please revise to disclose an estimate of the possible loss or range of loss related to this litigation, or include a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4. Alternatively, you can disclose, if true, that any reasonably possible loss would not materially affect your financial position or results of operations.

Company Response
This case is in its very early stages. Discovery has yet to commence and the Company has filed a pending motion to dismiss which, if granted in whole or in part, could end or significantly reshape what is at issue in the litigation. Given the current state of the case, the Company has no basis for determining the range of possible loss related to the Beef Products Litigation. In future filings we will continue to disclose the damages claimed by plaintiffs and revise to add a statement that we cannot estimate the range of possible losses. In addition we will continue to monitor the status of the case in light of the guidance in ASC 450-20-50-4 and update our disclosure as appropriate.

7.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 14. Commitments and Contingencies
Legal Matters, page 96
We note your disclosure that in fiscal 2013 you recognized a $321 million charge related to the Celador litigation, which was paid in 2013. We also note from your disclosure on page 101 that this charge was taken in the first quarter of fiscal 2013. In light of your disclosure in Note 14 to your Form 10-K for the year ended September 29, 2012, which indicated that no accrual was made for this litigation since a loss was not determined to be probable, please explain to us why you believe it was appropriate to record the entire charge in 2013, rather than accruing for a portion or all of the loss in fiscal 2012. As part of your response, please tell us the nature and specific timing of the changes in the facts and circumstances that occurred between September 29, 2012 and the end of the first quarter 2013 that resulted in your determination that the charge was appropriately recognized in fiscal 2013.

Company Response
We disclosed the Celador litigation in our report on Form 10-Q filed August 10, 2010, noting the amount of the jury’s verdict and stating that we could not predict the outcome of the lawsuit. In response to the Staff’s comment in its letter to us dated October 15, 2010, we explained that we did not accrue the amount of the jury award because we had determined that the applicable standard relating to probability of loss as provided by ASC 450-20-25 (Loss Contingency Accounting Guidance) had not been met, and we undertook to clarify our disclosure by stating that we had “determined that [the Company] does not have a probable loss under the applicable accounting standard relating to the probability of loss for recording a reserve with respect to this litigation and therefor has not recorded a reserve.” We included this language in subsequent disclosure regarding this matter.
In a letter dated February 22, 2012, the Staff requested an explanation as to the basis for our determination that we did not have a probable loss under the applicable standards. As we discussed in our March 23, 2012, response to the Staff’s comment, in order to determine whether a probable loss had occurred with respect to the Celador matter, the Company consulted with outside counsel responsible for trial of the Celador matter, as well as two prominent appellate firms (WilmerHale and Horvitz and Levy), which were retained to represent Company entities in post-trial proceedings and on appeal. In each case, the Company requested that outside counsel evaluate the likelihood that the jury’s verdict would be upheld on appeal and instructed outside counsel as to the applicable accounting standards relating to probability of loss for recording a reserve (as established in the Loss Contingency Accounting Guidance) with respect to the litigation. This evaluation was requested following the jury’s verdict and after the motions for new trial and for judgment as a matter of law were denied. In both instances, the firms advised the Company that the likelihood that the jury’s verdict would be upheld on appeal was less than probable as that term is used under the applicable accounting standards and explained the basis of their conclusion. These conclusions were in each case consistent with the Company’s view of the likely outcome of the litigation based on our understanding of the facts underlying the claims, the matters of law relating to those claims and the bases available for overturning the verdict.
Each quarter throughout the appeals process the Company reviewed the status of the litigation to make a determination as to whether the probability of loss had changed, and determined that no change had occurred. In addition, following the filing of the respondents’ appellate briefs and the oral argument on the appeal, the Company consulted with its appellate counsel as to whether these events altered their estimation as to the likelihood that the jury’s verdict would be upheld on appeal, and counsel confirmed that their estimation had not changed. Based on the foregoing, and because a decision in the Company’s favor on the appeal would have vacated the jury’s award of damages, the Company concluded that it was not appropriate at any time prior to the decision of the Court of Appeals to record all or any portion of the loss with respect to this matter.
On December 3, 2012, following the filing of the Company’s Report on Form 10-K for the year ended September 29, 2012, the Court of Appeals affirmed the judgment against the Company. Following that ruling, the Company in consultation with its appellate counsel, determined that the chances of ultimately prevailing on appeal had sufficiently changed that it was now probable (as that term is used in the Loss Contingency Accounting Guidance) that the judgment in favor of the plaintiffs would be upheld upon the exhaustion of any remaining potential appeals, and, accordingly at that time and on the strength of this advice, the Company concluded that it was appropriate for the Company to record a charge relating to the litigation. Accordingly, the Company established a reserve in the amount of $321 million (representing the previously disclosed possible liability of $319.4 million plus approximately $1.6 million of post judgment interest). The Company filed a petition for rehearing en banc of the Court of Appeals panel decision on December 31, 2012, which was denied on February 26, 2013. The Company then determined not to pursue any further appeal.
Each quarter, the Company reviewed with its Audit Committee of the Board of Directors and with its independent registered public accountants the process the Company followed in making the above described determinations and, specifically, the conclusion that there was no probable loss following either the jury verdict or the denial of the post-trial motions, the reason for that conclusion and the level of disclosure in the financial statements.

8.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 17. Restructuring and Impairment Charges, page 100
We note your disclosure indicating that the $214 million of restructuring and impairment charges in 2013 include amounts incurred in connection with the Lucasfilms acquisition. Please tell us and revise to disclose the nature and amounts of the restructuring costs incurred in connection with the Lucasfilms acquisition. As part of your response, please also explain why you believe it is appropriate to categorize the expenses recognized in connection with this acquisition transaction as “restructuring and impairment charges.”

Company Response
Of the $214 million of restructuring and impairment charges incurred in 2013, less than $50 million related to Lucasfilm. These charges related to Lucasfilm, like the other charges for the year, consisted of severance, contract and lease termination costs and asset impairments as described in the existing disclosure. We will revise the disclosure in future filings to clarify that the nature of the Lucasfilm charges was similar to the other restructuring and impairment charges. The Lucasfilm charges arose in connection with the restructuring of the Lucasfilm business subsequent to our acquisition and included the shutdown of certain Lucasfilm business activities and staffing reductions as a result of integration activities; consequently, we believe it was appropriate to categorize these charges as restructuring charges.

9.	Form 10-K for Fiscal Year Ended September 28, 2013
Quarterly Financial Summary, Page 101
We note your disclosure that results for the first and fourth quarters of fiscal 2013 were affected by a tax benefit related to the increase in prior-year foreign earnings considered to be indefinitely invested. Please explain to us why there was a change to the amount of prior-year foreign earnings considered to be indefinitely invested. As part of your response, please tell us if this was the result of an error in accounting that occurred during the prior year.

Company Response
The change was not the result of an error in accounting for the prior year. ASC 740-30-25-19 requires the benefit related to a change in the assertion of indefinite reinvestment of foreign earnings be recorded when management determines that some amount of undistributed earnings of foreign subsidiaries will be indefinitely reinvested.
In Q1 of fiscal year 2013, management committed to increase the amount of undistributed prior-year foreign earnings indefinitely reinvested in order to satisfy foreign capital needs primarily for its parks and resorts business following a review of international business plans and modifications to the Company’s international entity structure.
Based on further analysis in Q4 of fiscal year 2013, management further committed to increase the amount of undistributed prior-year foreign earnings indefinitely reinvested for additional foreign capital needs primarily related to our media business.
Based on the relevant accounting guidance cited above, the resulting tax benefits and effective tax rate reductions were recorded in the periods when management determined that the earnings would be indefinitely reinvested.

10.	Form 10-Q for Fiscal Quarter Ended March 30, 2013
Quarterly Financial Summary, Page 101
We note your disclosure that results for the second quarter of 2013 include favorable tax adjustments related to pre-tax earnings in prior years. Please explain to us the nature of these tax adjustments and tell us why you believe it was appropriate to make the adjustments in fiscal 2013, rather than in the applicable prior years.

Company Response
ASC 740-10-25-8 and ASC 740-10-35-2 require that the Company recognize the benefit of a tax position if the position is more-likely-than-not to be sustained and measure that benefit based on the best information available at each reporting date. As new information becomes available, the amount of the benefit should be adjusted accordingly. In an interim period when new information becomes available related to positions taken in a prior year, the entire adjustment is recorded in that interim period. The favorable tax adjustments recorded in the second quarter of 2013 were all positions which either became more-likely-than-not in Q2 or for which the measurement changed during the period given the facts, circumstances, and information which became available in Q2. The tax benefits recognized in Q2 were based on the following developments in Q2:

1.	the settlement of state tax credits through examination of the position by a tax authority and issuance of a closing agreement,

2.	the results of an analysis from external advisors that allowed us to conclude we would sustain refund claims for federal and state tax credits, and

3.
a court ruling in favor of another taxpayer facing a similar situation and the subsequent decision by the relevant taxing authority not to appeal the ruling or issue administrative guidance limiting the scope of the decision.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (818) 560-4200 or Brent A. Woodford, Senior Vice President Planning and Control, at (818) 560-5054 should you wish to discuss this letter.

Sincerely,

/s/ James A. Rasulo
James A. Rasulo Senior Executive Vice President and Chief Financial Officer

cc:	Robert A. Iger, Chairman and Chief Executive Officer
Brent A. Woodford, Senior Vice President, Planning and Control